Exhibit 99.2

[SAPIENS LOGO]

                    CSC AWARDS SAPIENS WITH CONTRACT TO HELP
                      MODERNIZE U.S. FEDERAL TAX PROCESSING

             -- IRS SOLUTION TO RUN ON SAPIENS eMERGE TECHNOLOGY --

Research Triangle Park, N.C., March 4, 2003 -- Sapiens International Corporation (NASDAQ: SPNS) today announced that it has been selected by Computer Sciences Corporation (NYSE:CSC) to provide its rules-based technology as an integral part of the Internal Revenue Service's (IRS) Business Systems Modernization program. This lucrative contract will incorporate software license, consulting and education services around Sapiens rules-based technology, and has additional growth opportunities in 2003 and beyond.

In 1998, CSC entered a strategic alliance with the IRS to modernize its business systems. CSC leads a coalition of some of the world's largest and most respected companies in this effort: SAIC, IBM, BearingPoint, Northrop Grumman IT, and Unisys. Together they are called the PRIME Alliance.

Sapiens will support this alliance by delivering eMerge, its core rules-based technology, as an off-the-shelf solution, providing the business processing engine that will provide the rule processing capability to power the Customer Account Data Engine (CADE). CADE will provide authoritative data stores for tax accounts and return information for tax administration in the future.

"Sapiens' proven track record for providing mission-critical solutions for Global 1000 enterprises makes them a logical choice for adding their best-in-class technology to the CSC PRIME initiative," said Michael Plett, CSC Federal Sector Vice President and PRIME Program Executive. Sapiens was chosen for the critical rules engine role after extensive evaluation and testing in the automated processing system.

"Sapiens is pleased to be a partner in this world-class team," said Larry Goldberg, Senior Vice President, Sapiens Americas. "Our core technology, which has played mission-critical roles around the world, will perfectly suit the automation function and meet any future scalability or performance needs."

ABOUT CSC

Founded in 1959, Computer Sciences Corporation is one of the world's leading information technology (IT) services companies. CSC's mission is to provide customers in industry and government with solutions crafted to meet their specific challenges and enable them to profit from the advanced use of technology.

With more than 65,000 employees, CSC provides innovative solutions for customers around the world by applying leading technologies and CSC's own advanced capabilities. These include systems design and integration; IT and business process outsourcing; applications software development; Web and application hosting; and management consulting. Headquartered in El


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Segundo, Calif., CSC reported revenue of $11.4 billion for the 12 months ended
Sept. 27, 2002. For more information, visit the company's Web site at www.csc.com.

ABOUT SAPIENS INTERNATIONAL

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Occidental Fire & Casualty, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com

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FOR ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
USA                                Europe:
Rebecca Green                      Richard Moore
Padilla Speer Beardsley            Citigate Technology (UK)
Tel: +1-212-752-8338               Tel: +44 (0)1604 232 223
e-Mail: rgreen@psbpr.com           e-Mail: richard.moore@citigatetechnology.com
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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

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